EXHIBIT 23.1
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation by reference in the registration statement on Form S-8 of Clear Channel Communications, Inc. filed on November 13, 2000 (Reg. No. 333-49698) of our report dated June 12, 2006, relating to the statements of net assets available for plan benefits as of December 31, 2005 and 2004, the statement of changes in net assets available for plan benefits for the year ended December 31, 2005, and the supplemental schedule of assets (held at end of year) as of December 31, 2005, of the Clear Channel Communications, Inc. 401(k) Savings Plan, which appears in the Annual Report on Form 11-K of the Clear Channel Communications, Inc. 401(k) Savings Plan dated June 21, 2006.

/s/ The Hanke Group, P.C.

San Antonio, Texas
June 21, 2006